
VERO
BUILDING SYSTEMS
INVESTING IN A SAFE & SUSTAINABLE FUTURE

INVEST IN **VERO BUILDING SYSTEMS**

# Vero is safer, faster and greener with far less global supply chain issues.

LEAD INVESTOR

**Jim Hood**

I invest in people with the business being secondary. In this case, both are 100% top notch! Being in the construction business both as a building contractor and sub contractor it is rare find to have a management team and a product that checks all of the boxes and in this case exceeds in all aspects of what an investor would look for. Under the guidance of God himself, this lends itself to exactly how a business should be assembled. I am blessed to be involved.

**Invested $10,000 this round**

verobuildingsystems.com Destin FL

Female Founder | B2B | Hardware | B2C | Sustainability

## Highlights

1. COST: Our prefabricated system is an estimated 30% cheaper, compared to traditional building methods

2. SPEED: Our Building Tech is known to reduce construction times by up to 40%.

3. VERSATILITY: Single or Multi-Family Homes, Office, Industrial - in any geometric shape.

4. TRAINING: Our support to builders and developers will ensure they can adopt our tech with ease.

5. SAFETY: Earthquake, Fire, Pest, Mold resistant. Bulletproof. Blast proof. Withstands CAT5 hurricane.

6. PRODUCTION: Our 1st factory will be able to produce the equivalent of a 5,600 sf home every day.

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## Our Team



**Annette Rubin** Founder & CEO

Wife, Mother & Entrepreneur, Annette has combined her passion for affordable housing, safer environments and fair opportunity; assembling a team to bring this renowned worldwide technology to the US market. She has personally funded Vero to date.

> We started this business because our panels will provide a far superior end product that will keep families and communities safer from natural disasters, fires, stray bullets, even explosions, while competing with the lowest priced materials on the market. That means builders can build better, faster, cheaper.



**Ahtyba Rubin** CO-Founder

Leveraging his work ethic and success from the NFL Ahtyba's focus is on giving back to the community by providing better, safer, more affordable ways to improve housing for all.



**Dan Ranse** Lead Construction Consultant & Board Member



**Dan Banse** Lead Construction Consultant & Board Member

B.S In Industrial Technology, LEED AP certified. Decades of Senior Leadership experience in estimating + design/build construction management. Extensive experience managing large builds such as Dr. Pepper Stars Centers, San Francisco ballpark & more



**Thomas MacDonald** COO

His industry specific experience has delivered sustainable products for one of the Top 10 building material suppliers in the US, with a record of developing infrastructure, distribution logistics and generating more than $72B in new revenue.



**Richard Olson** Founding Board Member

20 years of Senior Leadership experience in manufacturing and industrial distribution. Track record for developing high performance leadership teams with disciplined implementation and continuous strategic growth.



**Kennedy Taylor** Marketing Consultant

Proven marketing exec with 10+ years experience, extensive knowledge in brand development and engaging storytelling to support comprehensive marketing strategies. Keynote speaker for Google and sits on several advisory councils for global brands.



**David Saviola** Money Pastor, Lead Advisor

Founder of Arborbrook Advisors, Dave has 12+ year experience in financial & business advisory. He is our acting quarterback for the founding team, financial advisor, and works to secure partnerships and resources.



**Kent Hendricks** CRO

25 years of successfully managing sales, exponential growth within his teams, marketing, product development, and all executive functions of a market-leading building products company. Former CEO of HB&G Building Products & Builder Resource Inc.



**Ford Langford** Plant Manager

Over 20 years of plant management background with start-up specific experience, leading teams from 10-300, sales from $10M-$150M. Lean Manufacturing, Six Sigma, SQF Certified.



**Courtney Lindberg** Campaign Lead

Arborbrook Advisors Director of Special Projects, Co-Founder Fourward Financial Wellness,



Arborbrook Advisors Director of Special Projects. Co-Founder Fourward Financial Wellness.
Courtney's experience in project launches is spearheading our Wefunder campaign.

**Annette Rubin**

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## Pitch

### SUMMARY

We founded Vero Building Systems in response to the destruction we saw from Hurricane Michael, a disastrous Category 5 monster. It ravaged every economic level and every sector of the community, but hurt most those who were already struggling. We knew there had to be a better way to build structures that could sustain these storms that will inevitably hit our community. That search introduced us to the technology we're using now.

The Vero Building System could have saved entire communities.

We have personally invested over $2 million to date to bring to the US Market a proven building system of layered concrete, galvanized steel mesh and polystyrene panels that would not only construct CAT 5 resistant structures, but make our schools bulletproof and our homes more safe and more fire resistant than anything else available on the market.

Vero is superior, stronger, safer, faster, greener, drastically less constrained by supply chains, and can solve the affordable housing crisis.

We are confidently entering the market with a proven and tested manufacturing process, collaborating with over 76 plants worldwide, over 4

decades of global success, and billions in sales.

Right now, with ever increasing natural disasters all around the United States, supply chains dramatically strained, inflation soaring and safe housing more out of reach than ever before, now is the perfect time for us to enter the market.

Our first manufacturing facility is projected to open February, 2023 and will be able to produce 17,600 sq. ft. of panels per day. That's equivalent to a 5,600 sq. ft. residential home.

We are fortunate to have a team of proven industry leaders with decades of experience to help us bring Vero to the US marketplace and lead the way forward. Now, with our first two plants on schedule we are ready to take on new investment partners to open the doors.

## PROCESS

Our production only requires 2 raw materials; construction grade polystyrene and galvanized steel wire. This allows us to produce at a much faster rate and mitigates risks associated with global supply chain delays. We offer 13 different customizable product codes that can address every part of a structure from top to bottom.



Our technology is globally recognized as a green building system and we are a green manufacturing solution, with no harmful emissions, and everything inside of our plant is recycled.


EXPANDED POLYSTIRENE
PRE-EXPANSION
SINTERING (MOULDING)
CUTTING AND SHAPING
STITCHING THE SANDWICH PANEL
MESH WELDING AND CUTTING
WIRE UNWIDING AND STRAIGHTENING


STORAGE OF RAW MATERIALS
COMPRESSOR ROOM
ELECTRIC ROOM
185'-9" TO EXIT
167'-11" TO EXIT
121'-6" TO EXIT
161'-6" TO EXIT
228'-11" TO EXIT
168'-10" TO EXIT
161'-8" TO EXIT
116'-8" TO EXIT

Previously this tech has been hindered in the US market due to a lack of support/training for builders. We will overcome this by offering professional training and ongoing support to all our builders and developers with site visits to every project.

MARKET

Building materials continue to increase in cost, supply chains are still strained

with lag times longer than most of us have ever experienced and rising inflation isn't helping either.

Our ability to essentially produce a full size residential home/per day, at drastic reduction in cost, makes our solution incredibly competitive at a time when it is desperately needed. Our wide offering of panels also allows us to address the rising demand for multi-family buildings just as easy as it is for us to address single family homes, or office and commercial for that matter.

When simple tiny house concepts are getting multi-billion dollar valuations and figures like Elon Musk are entering the market it's a sign that we're in an industry transition. Entering the market now is imperative to us and the timing from an investment perspective is ripe for reward.

## OPPORTUNITY

Let's compare stats for an average residential home:

Traditional building, assuming no delays, takes about 8 months to build-**We could build the same in about 4 ½.**

Average national cost to traditionally build a 2,600 sf home is roughly $485,000- **Ours would be around $350,000.**

**Ours also is mold, humidity and pest resistant, fire resistant, can withstand a CAT 5 hurricane, is bullet and blast proof, and begins insulation ratings at R19.**

Traditional construction accounts for 600 million tons of waste annually-**We can recycle everything.**

Our technology has been used/tested for 41 years, worldwide and outperforms all other methods to build. We don't need years to R&D. It has already been done, and we are ready to go right now.




Plaza Laos, Sambrandon, Ecuador
The Green Tower, Bolivia
Villa Vinci, UK
Santa Rosa Beach, FL

The opportunity to invest at this early stage will likely only happen once; right here, right now.

# PATH TO SUCCESS


Fall
Finalize Plant Lease
Early Winter
Site Plan: Phase 1 & 2
Mid Winter
Hire Sales Team, begin Lead Gen
Mid Winter
Order Raw Materials & Install Equipment
Late Winter
Hire Plant Crew, Launch Team
Spring '23
Begin Production
Q3 '23
4Q '23
Q1 '24


Add 2nd Production Line
Add 2nd shift & 3-day panel line
Begin Planning for 2nd Plant!

Forward looking projections cannot be guaranteed.

## HOW WE WILL BE PROFITABLE

While forecasts are an educated guess at an early stage, we believe it best to simply share our projections below and let the numbers speak for themselves.

**Revenue Forecast Table**

| | FY2023 | FY2024 | FY2025 | FY2026 | FY2027 |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| EPS Panels | $5,700,000 | $20,000,000 | $38,000,000 | $110,000,000 | $122,000,000 |
| EPS Block | $1,520,640 | $4,561,920 | $4,561,920 | $4,561,920 | $4,561,920 |
| **Total Revenue** | **$7,220,640** | **$24,561,920** | **$42,561,920** | **$114,561,920** | **$126,561,920** |
| **Direct Cost** | | | | | |
| Raw Materials | $2,021,779 | $6,877,338 | $11,917,337 | $32,077,338 | $35,437,338 |
| Shipping Supplies | $72,206 | $245,620 | $425,619 | $1,145,619 | $1,265,619 |
| Small Tools / Parts | $72,206 | $245,620 | $425,619 | $1,145,619 | $1,265,619 |
| Start-up Raw Materials | $440,000 | | | | |
| Direct Labor | | | | | |
| **Total direct costs** | **$2,606,192** | **$7,368,576** | **$12,768,576** | **$34,368,576** | **$37,968,576** |
| Gross margin | $4,614,448 | $17,193,344 | $29,793,344 | $80,193,344 | $88,593,344 |
| Gross margin % | 64% | 70% | 70% | 70% | 70% |

Forward looking projections cannot be guaranteed.

Want to build a better world?
Help us build better communities.

# Downloads

Vero Wefunder Pitch Deck 2 .pdf

VERO Expanded Video Deck.pptx.pdf.mp4